Securities and Exchange Commission
Washington, D. C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)

Austral Pacific Energy Limited
(Common stock)
CUSIP Number 052526100


Date of Event Which Requires filing of the Statement: October 17, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	[   ] Rule 13d-1 (b)
	[ x ] Rule 13d-1 (c)
	[   ] Rule 13d-1 (d)

CUSIP No. [     ]

1. Name of reporting person:
		Infratil Gas Limited
		Tax Identification No.: N/A

2. Check the appropriate box if a member of a group:
	a. [   ]
	b. [ x ]

3. SEC use only

4. Place of organisation:
New Zealand

Number of shares beneficially owned by each reporting person with:
	5. Sole voting power:		2,456,461 (see Item 4)
	6. Shared voting power:		- 0 -
	7. Sole dispositive power:	2,456,461 (see Item 4)
	8. Shared dispositive power:	 - 0 -

9. Aggregate amount beneficially owned by each reporting person:
	2,456,461 common shares (see Item 4)

10. Check if the aggregate amount in row (9) excludes certain shares:
	N/A

11. Percent of class represented by amount in row (9):
	10.84% (see Item 4)

12. Type of reporting person:
	CO


Item 1a.	Name of issuer:
			Austral Pacific Energy Limited

Item 1b.	Address of issuer's principal executive offices:
			284 Karori Road
			PO Box 17-258
			Wellington
			New Zealand

Item 2a.	Name of person filing
			Infratil Gas Limited

Item 2b.	Address of principal business office:
			97 The Terrace
			PO Box 1395
			Wellington
			New Zealand

Item 2c.	Citizenship:
			Infratil Gas Limited, a limited liability company incorporated in New Zealand

Item 2d	Title of class of securities:
			Common Stock

Item 2e	CUSIP No. 052526100

Item 3	N/A

Item 4	Ownership:

The share numbers and percentages used herein are calculated basedon the shares issued and outstanding as at October 17, 2005 as reported by the Issuer. The Issuer has also issued 4,000,000 private warrants entitling the holders to acquire 2,000,000common shares at US$3.50 prior to October 13, 2006. Infratil Gas Limited holds 2,456,461 of these private warrants entitling Infratil Gas Limited to acquire 1,228,230 common shares. If Infratil Gas Limited exercises these private warrants, and no other holder so exercises, the resulting shareholding and shareholding percentages are disclosed in the brackets below.

A Amount beneficially owned: 2,456,461 common shares (3,684,691 common shares)
		B	Percent of Class:	10.84% (15.42%)
		C	Number of shares as to which such person has:
i. sole power to vote or to direct the vote: 2,456,461 (3,684,691)
ii. shared power to vote or to direct the vote: - 0 -
iii. sole power to dispose or to direct the disposition of:
2,456,461 (3,684,691)
iv. shared power to dispose or to direct the disposition of:
					-0 -

Item 5	Ownership of Five Percent or less of a class:
			N/A

Item 6	Ownership of more than Five Percent on behalf of another person:
			N/A

Item 7	Identification and classification of the subsidiary which
		acquired the security being reported on by the parent holding company:
			N/A

Item 8	Identification and classification of members of the group:
			N/A

Item 9	Notice of dissolution of group:
			N/A

Item 10	Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

		Signature: P Ridley-Smith

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	__________________
Date: October 17 2005
	Infratil Gas Limited

	By: 	_________________________________
		Paul Ridley-Smith	Executive Manager